UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Amendment #2
Under the Securities Exchange Act of 1934

QUETZAL CAPITAL 1, INC.
(Name of Issuer)

Common Stock, par value $.001
(Title of Class of Securities)
N/A
(CUSIP Number)

Tony N. Frudakis
900 Cocoanut Avenue
Sarasota, FL 34231
(941) 351-4543
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 6, 2006
(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), 240.13d-1(g), check the following box. o

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-i-

CUSIP No. N/A
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Tony N. Frudakis
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2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)
(b)
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3. SEC Use Only
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4. Source of Funds (See Instructions) OO
________________________________________________________________________________
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
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6. Citizenship or Place of Organization: USA
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Number of Shares Beneficially Owned with:

7. Sole Voting Power: 0

8. Shared Voting Power: 5,000,000

9. Sole Dispositive Power: 0

10. Shared Dispositive Power: 5,000,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 1,666,666.6
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)
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13. Percent of Class Represented by Amount in Row (11): 3.3%
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14. Type of Reporting Person (See Instructions): IN
________________________________________________________________________________

The reporting person identified on pages 2 through 7 to this Schedule 13D hereby makes the following statement (this "Statement") pursuant to Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated thereunder.

ITEM 1. SECURITY AND ISSUER

This Statement relates to the common stock, $.001 par value per share (the "Common Stock"), of Quetzal Capital 1, Inc., a Florida corporation (the "Issuer"). As of July 6, 2006, the Issuer's principal executive office was located at 628 Jamie Circle, King of Prussia, Pennsylvania 19406.

ITEM 2. IDENTITY AND BACKGROUND

This Statement is being filed by Tony N. Frudakis (the "Reporting Person"), a beneficial owner of the common stock of Quetzal Capital Funding 1, Inc. Quetzal Capital Funding 1, Inc. was but is no longer the sole shareholder of the Issuer, and Mr. Frudakis was but is no longer the sole shareholder of Quetzal Capital Funding 1, Inc. Hereafter, Quetzal Capital Funding 1, Inc. is referred to as the “Shareholder.”

Mr. Frudakis is primarily employed as the chief scientific officer of DNAPrint genomics, Inc., a company headquartered at 900 Cocoanut Avenue, Sarasota, Florida 34236. Mr. Frudakis is a U.S. citizen.

The Reporting Person has not, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On December 19, 2005 the Shareholder purchased a total of 5,000,000 shares of common stock of the Issuer from shareholder Talles Family Holdings, a Florida general partnership in exchange for $27,500 in cash (the “Stock Purchase”). The Talles Family Holdings partnership was the sole shareholder of the Issuer prior to that date, and after the Stock Purchase and sale transaction the Shareholder became the sole shareholder of the Issuer. The stock purchase agreement was attached as an exhibit to an amendment to the Reporting Person’s Schedule 13D filed on July 14, 2006, and is incorporated herein by reference.

The source of the funds for the Stock Purchase was a loan from Coast To Coast Equity Group, Inc., a Florida corporation. Coast To Coast Equity Group, Inc. is equally owned by Charles J. Scimeca, Tony N. Frudakis, and George Frudakis. Coast To Coast Equity Group, Inc. is not an affiliate of the Shareholder, but Tony N. Frudakis is a shareholder of both companies.

ITEM 4. PURPOSE OF THE TRANSACTION

The purpose of the Stock Purchase was to provide the Shareholder with control of the Issuer. The Shareholder acquired the Issuer with the intent to merge it with a private company one day in the future if it succeeded in locating a suitable opportunity. There were no certain merger opportunities known to the Reporting Person or the Shareholder as of the date of the Stock Purchase.

Subsequently, on July 6, 2006, the Shareholder succeeded in merging the Issuer with a private company. The details of this transaction are disclosed in a Form 8-K filed on July 11, 2006 under the name “Valley Forge Composite Technologies, Inc.” in connection with the current transaction (the “Valley Forge Transaction”). On July 6, 2006, the Issuer, Quetzal Capital 1, Inc., changed its name to Valley Forge Composite Technologies, Inc., a Florida corporation, and filed the Form 8-K under its new name. The Form 8-K in its entirety is incorporated by reference herein.

Ownership of the Shareholder also changed on July 6, 2006, in that Mr. Frudakis, George Frudakis, and Charles J. Scimeca each became one-third shareholders of the Shareholder. Accordingly, as a result of the dilution of Tony N. Frudakis’ interest in the Shareholder, Tony N. Frudakis ceased to be a control person of the Shareholder on July 6, 2006 and ceased to be a beneficial owner of more than 5% of the Issuer’s common stock.

As part of the Valley Forge Transaction, Tony N. Frudakis resigned as a director of the Issuer, and the majority shareholders of Valley Forge Composite Technologies, Inc., Louis J. Brothers and Larry K. Wilhide, became the directors of the Issuer. Other than a change of name of the Issuer, as a result of the Valley Forge Transaction, there were no material changes to the Issuer’s articles of incorporation and no changes to its bylaws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a) As of July 6, 2006, the Issuer had 50,000,000 shares outstanding. As a result of the Valley Forge Transaction, the Shareholder directly owns 10% of the outstanding common stock of the Issuer, and the Reporting Person indirectly owns 3.3% of the outstanding shares. Tony N. Frudakis beneficially owns 1,666,666.6 shares of the Issuer.

(b) As of July 6, 2006, Tony N. Frudakis had shared dispositive power to direct the disposition of 10% of the shares of the Issuer through his one-third ownership interest in the Shareholder. George Frudakis and Charles J. Scimeca are each one-third shareholders of the Issuer and each beneficially own 1,666,666.6 shares of the Shareholder. George Frudakis and Charles J. Scimeca are U.S. citizens.

Charles J. Scimeca is engaged in various businesses. He is a licensed real estate and mortgage broker in Florida and is frequently engaged by companies to provide investor relations and business consulting services. Charles J. Scimeca provides real estate and mortgage services under his individual name and under Coast To Coast Realty Group, which have an address of 9040 Town Center Parkway, Bradenton, Florida 34202. Mr. Scimeca is the president and one-third shareholder of Coast To Coast Equity Group, Inc., a Florida corporation. Through Coast To Coast Equity Group, Inc., Mr. Scimeca provides investor relations and business consulting services. Coast To Coast Equity Group, Inc. has an address of 9040 Town Center Parkway, Bradenton, Florida 34202.

George Frudakis is primarily engaged in real property development as a general contractor in the construction industry. He does business under the names Florida West and GAFF. His business address is 7935 213th Street East, Bradenton, Florida 34202.

Neither George Frudakis nor Charles J. Scimeca have, during the last five years (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction, and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c) There were no transactions in the securities of the Issuer between December 19, 2005 and July 6, 2006. On July 6, 2006, a share exchange transaction with the shareholders of Valley Forge Composite Technologies, Inc. occurred (referred to above as the “Valley Forge Transaction”), which resulted in a change of control. Incorporated by reference is the Form 8-K filed by the Issuer on July 11, 2006 to report that transaction.

(d) The Reporting Person has, in the aggregate with two other shareholders of Quetzal Capital Funding 1, Inc., the collective ability to: a) vote 10% of the common stock of the Issuer; b) direct the disposition of the proceeds from any such sales of the common stock of the Issuer; and c) direct the disposition of any dividends received from the Shareholder’s 10% interest in the Issuer. The other two shareholders of Quetzal Capital Funding 1, Inc. are Charles J. Scimeca and George Frudakis.

(e) On July 6, 2006, the Reporting Person ceased to be a beneficial owner of more than 5% of the Issuer’s common stock. On this date the Reporting Person entered into an agreement with Charles J. Scimeca and George Frudakis whereby each of them and the Reporting Person became one-third shareholders of Quetzal Capital Funding 1, Inc. On this same day, Quetzal Capital 1, Inc., the Issuer, entered into a share exchange agreement with the shareholders of Valley Forge Composite Technologies, Inc., a Pennsylvania corporation, which resulted in Quetzal Capital Funding 1, Inc.’s 100% interest in Quetzal Capital 1, Inc., the Issuer, being reduced to a 10% interest in the Issuer.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

On July 6, 2006, the Reporting Person entered into an agreement with Charles J. Scimeca and George Frudakis whereby the share ownership of the Shareholder was split equally with each taking one-third. The result for the Issuer is that each of the shareholders of the Shareholder became beneficial owners of 1,666,666.6 shares of the Issuer with Mr. Tony N. Frudakis’ beneficial ownership of the Issuer being reduced from 5,000,000 shares to 1,666,666.6 shares.

On July 6, 2006, the Reporting Person, as a shareholder of the Shareholder, entered into a registration rights agreement with the Issuer in connection with the Valley Forge Transaction. The registration rights agreement is attached to the Form 8-K filed by the Issuer on July 11, 2006, and is incorporated in its entirety herein by reference. Also on July 6, 2006, the Reporting Person, as a shareholder of Coast To Coast Equity Group, Inc., entered into a consulting agreement and a warrant agreement with the Issuer. These transactions are disclosed on the Form 8-K filed by the Issuer on July 11, 2006 and are incorporated in this amended Schedule 13D by reference. The consulting agreement and the warrant agreement could result in the Reporting Person receiving additional beneficial ownership of the Issuer’s common stock if certain conditions referenced in those agreements are met.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. Stock Purchase Agreement, dated December 19, 2005 (1)
Exhibit 2. Form 8-K filed July 11, 2006 by Valley Forge Composite Technologies, Inc. (1)

(1) Incorporated by reference

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 18, 2006

By: /s/ Tony N. Frudakis
Tony N. Frudakis

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).